================================================================================

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 20-F
(Mark One)

_X_ Registration statement pursuant to Section 12(b) or (g) of the Securities Exchange Act of 1934 or

         Annual report pursuant to Section 13 or 15(d) of the Securities
-----    Exchange Act of 1934

         For the fiscal year ended           or
                                  -----------   --------------
         Transition report pursuant to Section 13 or 15(d) of the Securities
-----    Exchange Act of 1934

         For the transition period from             to
                                       -------------  -------------

Commission file number


                                PRINTLUX.COM INC.
              -------------------------------------------------------
              (Exact name of registrant as specified in this charter)

                           Province of Alberta, Canada
                 -----------------------------------------------
                 (Jurisdiction of incorporation or organization)


                 1282 Vernon Drive Vancouver, BC Canada V6A 4C9
                 ----------------------------------------------
                     (Address of principal executive offices)


Securities registered or to be registered pursuant to section 12(b) of the Act:


                     None                                     None
          ----------------------------           --------------------------
            (Title of each class)                  (Name of each exchange
                                                     on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                         Common Shares Without Par Value
               --------------------------------------------------
                                (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

                                      None
               --------------------------------------------------
                                (Title of Class)



Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the registration statement.

                                   13,191,624
               --------------------------------------------------

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.


                           Yes             No             .
                              ----------        ----------

Indicate by check mark which financial statement item the registrant has elected to follow.

                           Item 17      X     Item 18           .
                                    ----------         ---------

                                TABLE OF CONTENTS

                                                                           PAGE
                                     PART I

ITEM 1.           Identity of Directors, Senior Management and Advisors.......1
                           1.1 Directors and Senior Management................1
                           1.2 Advisors.......................................2
                           1.3 Auditors.......................................2

ITEM 2.  Offer Statistics and Expected Timetable..............................2

ITEM 3.  Key Information   2
                           3.1 Selected Financial Data........................2
                           3.2 Capitalization and Indebtedness................4
                           3.3 Reasons for the Offer and Use of Proceeds......5
                           3.4 Risk Factors...................................5

ITEM 4.  Information on the Company...........................................8
                           4.1 History and Development........................8
                           4.2 Business Overview..............................9
                           4.3 Competition...................................11
                           4.4 Property & Equipment..........................11
                           4.5 Management & Employees........................12
                           4.6 Office Space..................................12

ITEM 5.           Operating and Financial Review and Prospects...............13
                           5.1 Results of Operations.........................13
                           5.2 Liquidity.....................................15

ITEM 6.           Directors, Senior Management and Employees.................16
                           6.1 Directors and Senior Management...............16
                           6.2 Compensation of Directors.....................18
                           6.3 Board Practices...............................18
                           6.4 Employees.....................................19
                           6.5 Share Ownership of Directors and Officers.....19

ITEM 7.           Major Shareholders and Related Party Transactions..........20
                           7.1 Beneficial Ownership..........................20
                           7.2 Related Party Transactions....................21
                           7.3 Interests of Experts and Counsel..............22

ITEM 8.           Financial Information......................................23
                           8.1 Legal Proceedings.............................23
                           8.2 Significant Changes...........................23

ITEM 9.           The Offer and Listing......................................23
                           9.1 Offering and Listing Details..................23

ITEM 10.          Additional Information.....................................24
                           10.1 Share Capital................................24
                           10.2 Bylaws and Articles..........................27
                           10.3 Material Contracts...........................28
                           10.4 Exchange Controls and other Limitations
                                Affecting Security Holders...................29
                           10.5 Certain Canadian Federal Income Tax
                                Consequences to U.S. Investors...............29
                           10.6 Documents on Display.........................30

ITEM 11. Quantitative and Qualitative Disclosures About Market Risk..........30

ITEM 12. Descriptions of Securities Other than Equity Securities.............30
                           12.1 Warrants.....................................30
                           12.2 Stock Options................................31

                                     PART II

ITEM 13. Defaults, Dividend Arrearages and Delinquencies.....................32

ITEM 14. Material Modifications to the Rights of Security Holders and Use of
         Proceeds............................................................32

                                    PART III

ITEM 17. Financial Statements

ITEM 18. Financial Statements

ITEM 19. Exhibits

SIGNATURE

                           FORWARD-LOOKING STATEMENTS

We caution you that certain important factors (including without limitation those set forth in this Form 20-F) may affect our actual results and could cause such results to differ materially from any forward-looking statements that may be deemed to have been made in this Form 20-F registration statement, or that are otherwise made by or on our behalf. For this purpose, any statements contained in this registration statement that are not statements of historical fact may be deemed to be forward-looking statements. Without limiting the generality of the foregoing, words such as "may," "except," "believe," "anticipate," "intend," "could," estimate," or "continue," or the negative or other variations of comparable terminology, are intended to identify forward-looking statements.

                                     PART I

Item 1.   Identity of Directors, Senior Management and Advisors

1.1.     Directors and Senior Management:

The following table sets forth the name, business address and position of each of the directors and executive officers of the Company:

         Name & Address.............                 Position
         --------------                              --------

         Raffi Khorchidian                           President, Chief Executive
         1282 Vernon Drive..........                 Officer and Director
         Vancouver, BC, Canada  V6A 4C9

         Garo Deyrmenjian...........                 Director
         #318-470 Granville St.
         Vancouver,B.C, Canada, V6C 1V5

         Hagop (Jack) Khorchidian...                 Chief Technology Officer
         1282 Vernon Drive..........                 and Director
         Vancouver, BC, Canada  V6A 4C9

         Shay Prasad................                 Director
         Suite 400-601 Sixth Street
         Vancouver, BC, Canada  V3L 3C1

1.2.     Advisors:

The following table sets forth the name, business address and position of each of the advisors to the Company:

         Name & Address.............                          Position
         --------------                                       --------

         HSBC Bank Canada                                     Banker
         2735 Granville Street
         Vancouver, B.C. Canada V6H 3J1

         Gregory S. Yanke Law Corporation                     Legal Counsel
         200 - 675 West Hastings Street
         Vancouver, B.C., Canada  V6B  1N2

1.3.     Auditors

         Name & Address                                       Position

         Morgan & Company                                     Auditor
         P.O Box 10007 Pacific Centre
         Suite 1488 - 700 West Georgia Street
         Vancouver, B.C.  V7Y 1A1

Item 2.  Offer Statistics and Expected Timetable

                  Not applicable

Item 3.  Key Information

3.1.     Selected Financial Data

The following tables set forth the data of the Company for the fiscal years ended July 31, 2003, 2002, 2001, 2000 and 1999, in addition to the nine-month periods ended April 30, 2003 and 2004. We derived all figures from our fiscal year end financial statements which were examined by our independent auditor and the unaudited nine-month period interim financial statements which were prepared by our management. This information should be read in conjunction with our financial statements included in this registration statement.

Our financial statements included in this registration statement and the table set forth below have been prepared in accordance with accounting principles generally accepted in Canada. A reconciliation to United States generally accepted accounting principles is included in Note 16 to our audited financial statements. All amounts are expressed in Canadian dollars. The first table presents this financial data in accordance with United Statements generally accepted accounting principles. The second table presents the data in accordance with Canadian generally accepted accounting principles.

U.S. Generally Accepted Accounting Principles

---------------------------------------------------------------------------------------------------------------------
                 Nine-months    Nine-months     Fiscal Year   Fiscal Year    Fiscal Year    Fiscal Year   Fiscal Year
                 ended April    ended April     ended July     ended July    ended July     ended July     ended July
                 30, 2004       30, 2003        31, 2003       31, 2002      31, 2001       31, 2000       31, 1999
                 Unaudited      Unaudited
---------------------------------------------------------------------------------------------------------------------
Revenue          $1,034,368     $1,266,887      $1,705,498     $  801,111      $ 728,092      $1,203,772     $  695,239
---------------------------------------------------------------------------------------------------------------------

Gross Profit     $  304,818     $  523,498      $  700,510      $ 211,727      $ 225,986       $ 255,737     $  148,871
---------------------------------------------------------------------------------------------------------------------
Income   (loss) ($   74,244)    $  134,544      $    9,346     ($ 726,151)    ($ 609,339)     ($ 205,682)   ($  184,953)
from operations
---------------------------------------------------------------------------------------------------------------------
Net Income      ($  225,689)    $    4,119      $   12,291     ($ 616,453)    ($ 610,563)     ($ 207,767)   ($  185,920)
(Loss)
---------------------------------------------------------------------------------------------------------------------
Income          ($      .02)    $     .001      $    (0.01)     $   (0.05)     $   (0.28)      $   (0.10)    $    (0.09)
(Loss)per
common share
---------------------------------------------------------------------------------------------------------------------
Total assets     $  550,165     $  665,959      $  662,950      $ 596,498      $ 491,976       $ 731,398     $1,127,501
---------------------------------------------------------------------------------------------------------------------
Net assets      ($   32,135)    $  185,382      $  193,554      $ 181,263     ($ 767,365)     ($ 156,802)    $   50,965
---------------------------------------------------------------------------------------------------------------------
Long term debt   $    1,974     $   39,758      $    3,410      $  62,906      $ 767,134       $ 376,158     $  608,056
---------------------------------------------------------------------------------------------------------------------
Cash  dividends  Nil            Nil              Nil             Nil           Nil             Nil            Nil
per common
share
---------------------------------------------------------------------------------------------------------------------
Deficit         ($1,597,226)   ($1,379,709)    ($1,371,537)   ($1,383,828)    ($ 767,375)     ($ 156,812)    $   50,955
---------------------------------------------------------------------------------------------------------------------
Share Capital    $1,565,091     $1,565,091      $1,565,091     $1,565,091      $      10       $      10     $       10
---------------------------------------------------------------------------------------------------------------------
Weighted         13,191,624     13,191,624      13,191,624     12,495,851      2,150,000       2,150,000      2,150,000
average number
of common
shares
---------------------------------------------------------------------------------------------------------------------

Canadian Generally Accepted Accounting Principles

----------------------------------------------------------------------------------------------------------------------
                Nine-months   Nine-months    Fiscal Year    Fiscal Year     Fiscal Year    Fiscal Year    Fiscal Year
                ended  April  ended  April   ended July      ended July     ended July     ended July     ended July
                30, 2004      30, 2003       31, 2003        31, 2002       31, 2001       31, 2000       31, 1999
                Unaudited     Unaudited
----------------------------------------------------------------------------------------------------------------------
Revenue         $1,034,368    $1,266,887     $1,705,498      $   801,111      $  728,092      $1,203,772      $  695,239
------------------------------------------------------------------------------------------------------------------------
Gross Profit    $  304,818    $  523,498     $  700,510      $  211,727       $  225,986      $  255,737      $  148,871
------------------------------------------------------------------------------------------------------------------------
Income (loss)  ($   74,244)   $  134,544     $    9,346     ($  726,151)     ($  609,339)    ($  205,682)    ($  184,953)
from
operations
------------------------------------------------------------------------------------------------------------------------
Net Income     ($  225,689)   $    4,119     $   12,291     ($  616,453)     ($  610,563)    ($  207,767)    ($  185,920)
(Loss)
------------------------------------------------------------------------------------------------------------------------
Loss per       ($      .02)   $     .001     $    (0.01)     $    (0.05)      $    (0.28)     $    (0.10)     $    (0.09)
common share
------------------------------------------------------------------------------------------------------------------------
Total assets    $  550,165    $  662,950     $  662,950      $  596,498       $  491,976      $  731,398      $1,127,501
------------------------------------------------------------------------------------------------------------------------
Net assets     ($   32,135)   $  193,554     $  185,382      $  181,263      ($  767,365)    ($  156,802)     $   50,965
------------------------------------------------------------------------------------------------------------------------
Long term debt  $    1,974    $   39,758     $    3,410      $   62,906       $  767,134      $  376,158      $  608,056
------------------------------------------------------------------------------------------------------------------------
Cash            Nil           Nil            Nil             Nil              Nil              Nil            Nil
dividends  per
common share
------------------------------------------------------------------------------------------------------------------------
Deficit       ($ 1,597,226)  ($1,379,709)   ($1,371,537)    ($1,383,828)     ($  767,375)    ($ 156,812)      $   50,955
------------------------------------------------------------------------------------------------------------------------
Share Capital  $ 1,565,091    $1,565,091     $1,565,091      $1,565,091       $       10      $      10       $       10
------------------------------------------------------------------------------------------------------------------------
Weighted        13,191,624    13,191,624     13,191,624      12,495,851        2,150,000      2,150,000        2,150,000
average number
of common
shares
------------------------------------------------------------------------------------------------------------------------

Since June 1, 1970, the government of Canada has permitted a floating exchange rate to determine the value of the Canadian dollar as compared to the United States dollar. On June 25, 2004 the exchange rate in effect for Canadian dollars exchanged for United States dollars, expressed in terms of Canadian dollars was $1.3484. This exchange rate is based on the noon buying rates in New York City, for cable transfers in Canadian dollars, as certified for customs purposes by the Federal Reserve Bank of New York. For the past fiscal years ended July 31 and for the six month period between January, 2004 and June 30, 2004, the following exchange rates were in effect for Canadian dollars exchanged for United States dollars, calculated in the same manner as above:

         Period                     Average

Year ended July 31, 1999             $1.5120
Year ended July 31, 2000             $1.4714
Year ended July 31, 2001             $1.5235
Year ended July 31, 2002             $1.5729
Year ended July 31, 2003             $1.4921

                                                    Low-High

Month ended Jan. 31, 2004                           $1.2690 - $1.3340
Month ended Feb. 28, 2004                           $1.3108 - $1.3442
Month ended Mar. 31, 2004                           $1.3080 - $1.3437
Month ended April 30, 2004                          $1.3095 - $1.3711
Month ended May 31, 2004                            $1.3580 - $1.3970
Month ended June 30, 2004                           $1.3430 - $1.3752

3.2.     Capitalization and Indebtedness

         The following table sets forth our capitalization and indebtedness as at May 31, 2004.

          ====================================================================================================
                                                                                      As at May 31, 2004
          ----------------------------------------------------------------------------------------------------
                                                                                                 $     580,326
             Short term debt (unsecured and not guaranteed)
          ----------------------------------------------------------------------------------------------------
             Long term debt                                                                      $       1,974
          ----------------------------------------------------------------------------------------------------
                   Total debt                                                                    $     582,300
          ----------------------------------------------------------------------------------------------------

          ----------------------------------------------------------------------------------------------------
             Shareholder's deficiency                                                           ($     32,135)
          ----------------------------------------------------------------------------------------------------
              Common shares                                                                         13,191,624
          ----------------------------------------------------------------------------------------------------
             Retained earnings                                                                  ($   1,597,226)
          ----------------------------------------------------------------------------------------------------
                   Total shareholders' deficiency                                               ($     32,135)
          ----------------------------------------------------------------------------------------------------

          ----------------------------------------------------------------------------------------------------

             Total capitalization                                                                $   1,565,091
          ====================================================================================================

3.3.     Reasons for the Offer and Use of Proceeds

          Not Applicable

3.4.     Risk Factors

Any investment in our common shares involves a high degree of risk. You should consider carefully the following information before you decide to buy our common shares. If any of the events discussed in the following risk factors actually occurs, our business, financial condition or results of operations would likely suffer. In this case, the market price of our common shares could decline, and you could lose all or part of your investment in our shares. In particular, you should consider carefully the following risk factors:

We Have a History of Losses.

We have incurred losses in our business operations since inception. From our incorporation on April 25, 1994 to April 30, 2004, we have incurred losses totalling $1,597,226. Failure to achieve and maintain profitability may adversely affect the market price of our common shares.

If We Are Unable Retain Key Personnel, Our Business Operations Could be Adversely Affected.

Our success depends, to a significant extent, upon the efforts and abilities of the senior management team of Raffi Khorchidian and Jack Khorchidian. The loss of any key personnel, or the inability to attract and retain additional skilled employees could have a material adverse effect on our business, operating results and financial condition.

If We Are Not Able To Effectively Respond to Competition, Our Business May Fail.

The internet based printing industry is a new and emerging market. As a member of this industry, our competitors include a large number of traditional printing companies. As there are no substantial barriers to entry, we expect competition will continue to intensify. There can be no assurance that competitors will not be able to duplicate any of our technology, or provide similar services more efficiently, which would erode any competitive advantage that we may possess.

Many of our current and potential competitors have greater financial, marketing, service, customer support and research and development resources. Competitors include larger printing companies which have longer operating histories, better name recognition, a reputation for reliability and an established customer base. These competitors may be able to respond more quickly to changes in customer requirements or to devote greater resources to the development, promotion and sale of their products and services. There can be no assurance that we will be able to compete successfully in the future.

Competitors  Have Access to Our On-Line  Ordering System Which May Allow Them to
Duplicate  Our  Information   Technology  and  Adversely   Affect  Our  Business
Operations.

Our on-line ordering system is available to the public and may be viewed by competitors. No assurances exist that this information technology cannot be materially duplicated by a competitor.

If Our Marketing Efforts to Attract Users Are Unsuccessful, Funds That We Spend on Promotion Will Be Lost.

To attract users, we must develop a brand identity and increase public awareness for the services we offer. To increase brand awareness, traffic and revenue, we intend to substantially increase our offline and on-line advertising and promotional efforts. Our marketing activities may, however, not result in increased revenue and, even if they do, any increased revenue may not offset the expenses incurred in building brand recognition. The promotional efforts required to successfully implement our business plan may require expenditures beyond our available financial resources. Moreover, despite these efforts, we may be unable to increase the public awareness of our brands, which would have an adverse effect on our results of operations.

If We Experience System Interruptions, We May Not Be Able to Attract and Retain Customers and Our Business Will Fail.

Our ability to attract and retain customers depends on the performance, reliability and availability of our services and network infrastructure. We may experience periodic service interruptions caused by temporary problems in our own systems or software or in the systems or software of third parties upon whom we rely on to provide service or support. Fire, floods, earthquakes, power loss, telecommunications failures, break-ins and similar events could damage these systems and interrupt our services. Computer viruses, electronic break-ins or other similar disruptive events also could disrupt our services. System disruptions could result in the unavailability or slower response times of our web site, which would lower the quality of customers' experience. Service disruptions could adversely affect our revenue and, if they were prolonged, would seriously harm our business and reputation. We do not carry business interruption insurance to compensate for losses that may occur as a result of these interruptions. Our customers depend on Internet service providers and other Web site operators for access to our Web site. These entities have experienced significant outages in the past, and could experience outages, delays and other difficulties due to system failures unrelated to our systems. Moreover, the Internet network infrastructure may not be able to support continued growth. Any of these problems could adversely affect our business.

If We Are Unable to Develop Strategic Alliances With Other Companies in the Industry, Our Sales Efforts May be Unsuccessful.

Our success also depends, to a significant extent, upon the ability to develop strategic alliances. Furthermore, the initial market penetration for our products and services will heavily depend on the level of success of sales efforts. There can be no assurance that such alliances will develop or that they will prove successful over the course of our future operations.

If We Are Unable to Obtain Web Domain Names in Foreign Countries, Our Ability to Expand Business Operations May Be Negatively Impacted.

We may be unable to acquire or maintain Web domain names in the countries in which we may conduct business. The acquisition and maintenance of domain names generally is regulated by governmental agencies and their designees and are subject to change. The relationship between regulations governing domain names and laws protecting trademarks and similar proprietary rights is unclear. Therefore, we could be unable to prevent third parties from acquiring or using domain names that infringe or otherwise decrease the value of our brand name, trademarks and other proprietary rights.

If Our On-line Security Measures Fail, We Will Likely Lose Customers.

Our relationship with customers would be adversely affected if the security measures that we use to protect their personal information are ineffective. We cannot predict whether events or developments will result in a compromise or breach of the technology we use to protect a customer's personal information. The infrastructure relating to our services is vulnerable to unauthorized access, physical or electronic computer break-ins, computer viruses and other disruptive problems. Internet service providers have experienced, and may continue to experience, interruptions in service as a result of the accidental or intentional actions of Internet users, current and former employees and others. Anyone who is able to circumvent our security measures could misappropriate proprietary information or cause interruptions in our operations.

Security breaches relating to our activities or the activities of third-party contractors that involve the storage and transmission of proprietary information could damage our reputation and relationship with subscribers and strategic partners. We could be liable to subscribers for the damages caused by such breaches and could incur substantial costs as a result of defending claims for those damages. We may need to expend significant capital and other resources to protect against such security breaches or to address problems caused by such breaches. Security measures taken by us may not prevent disruptions or security breaches.

The Internet is Subject to Rapid Changes, Which Could Result in Significant Additional Costs.

The market for Internet products and services is characterized by rapid change, evolving industry standards and frequent introductions of new technological developments. These new standards and developments could make the existing or future services obsolete. Keeping pace with the introduction of new standards and technological developments could result in significant additional costs or prove difficult or impossible to maintain. The failure to keep pace with these changes and to continue to enhance and improve the responsiveness, functionality and features of our services could harm our ability to attract and retain customers. Among other things, we will need to license or develop leading technologies, enhance our existing services and develop new services and technologies that address the varied needs of customers.

Because the Market For Our Services is Relatively New, Our Operations Are Subject to a Higher Level of Uncertainty.

Our business is focused on a market niche that has never been fully addressed, and hence operations are subject to a high level of uncertainty and risk. In particular, our on-line ordering system is relatively new in the industry and as such may face some resistance to customer acceptance. Considerable time, training, and commitment by the customer may be required in some cases. No assurances exist that potential customers will make this commitment.

The market for our services is new and evolving, it is difficult to predict the size of the market, the future growth rate, if any, or the level of premiums the market will pay for our services (i.e. the market's price elasticity). There can be no assurance that the market for our services will emerge to a profitable level or be sustainable. There can be no assurance that any increase in marketing and sales efforts will result in a larger market or increase in market acceptance for our services. If the market fails to develop, develops more slowly than expected or becomes saturated with competitors, or if our proposed services do not achieve or sustain market acceptance, our proposed business, results of operations and financial condition will be materially and adversely affected.

If the Technology We Rely Upon Becomes Obselete, We May Not Be Able to Market Our Services.

The technical features of our online print service will in large part determine the speed and accuracy, and hence marketability of our product. New market entrants may succeed in developing and introducing new or enhanced systems having technologies and features superior to, or more effective than, any technologies which have been or are being developed rendering our proposed services obsolete or less marketable. Accordingly, the ability for us to compete will be dependent on the timely enhancement of our existing products as well as the development of future products. There can be no assurance that we will be able to keep pace with technological developments, or that our products will not become obsolete. Technological obsolescence of the existing technology remains a possibility, which would have a material adverse affect on our operations.

Because Our Chief Executive Officer Owns 57.2% of Our Outstanding Common Stock, He Could Make and Control Corporate Decisions That May Be Disadvantageous to Minority Shareholders.

Our Chief Executive Officer, Mr. Raffi Khorchidian, own approximately 57.2% of our outstanding common shares. Accordingly, he will have a significant influence in determining the outcome of all corporate transactions or other matters, including mergers, consolidations, and the sale of all or substantially all of our assets. He will also have the power to prevent or cause a change in control. The interests of Mr. Khorchidian may differ from the interests of the other stockholders and thus result in corporate decisions that are disadvantageous to other shareholders.

The Trading Market For Our Shares is Not Always Liquid.

Although our shares trade on the TSX Venture Exchange and the NASD OTC Bulletin Board, the volume of shares traded at any one time can be limited, and, as a result, there may not be a liquid trading market for our shares.

Our Securities May Be Subject to Penny Stock Regulation.

If a market for our securities develops and the price of our common stock falls below $5.00 per share, then we will be subject to "penny stock" regulation. "Penny stock" rules impose additional sales practice requirements on broker-dealers who sell such securities to persons other than established customers and accredited investors (generally those with assets in excess of $1,000,000 or annual income exceeding $200,000 or $300,000 together with a spouse). For transactions covered by these rules, the broker-dealer must make a special suitability determination for the purchase of such securities and have received the purchaser's written consent to the transaction prior to the purchase. Additionally, for any transaction involving a penny stock, unless exempt, the rules require the delivery, prior to the transaction, of a disclosure schedule prescribed by the Commission relating to the penny stock market. The broker-dealer also must disclose the commissions payable to both the broker-dealer and the registered representative and current quotations for the securities. Finally, monthly statements must be sent disclosing recent price information on the limited market in penny stocks. Consequently, the "penny stock" rules may restrict the ability of broker-dealers to sell our shares of common stock. The market price of our shares would likely suffer as a result.

Enforcement of legal process may be difficult.

All members of our Board of Directors and management reside in Canada. As well, our address for service is a Canadian address. Accordingly, service of process upon us, or upon individuals related to us, may be difficult or impossible to obtain within the United States.

All of our assets are located outside of the United States. Any judgment obtained in the United States against us may not be collectible within the United States.

As we are incorporated pursuant to the laws of Alberta, duties of our directors and officers, and the ability of shareholders to initiate a lawsuit on our behalf, are governed by the Alberta Business Corporations Act.

Item 4.  Information on the Company

4.1.     History and Development

We were incorporated on December 4, 1994 under the name 677072 Alberta Inc. by way of a Certificate of Incorporation issued pursuant to the provisions of Alberta's Business Corporations. On June 27, 1996, we filed a Certificate of
Amendment changing our name to Corniche Capital Inc. By Certificate of Amendments dated October 9, 1997 and July 25, 2000 respectively, we amended our articles to remove certain restrictions that apply to private companies and permitted shareholder meetings to be held in the Greater Vancouver, British Columbia area, in addition to anywhere in Alberta.

Our common shares currently trade on the TSX Venture Exchange. We were originally listed on the Canadian Venture Exchange, a predecessor to the TSX Venture Exchange, as a capital pool company. Our sole asset at this time was cash on hand. As a capital pool company, our objective was to identify and acquire a significant asset, known as a major transaction, in order to graduate to a full Canadian Venture Exchange listing.

On August 23, 2001, we completed our major transaction through the acquisition of 100% of the issued and outstanding common shares of Graffico Printers & Design Inc. Concurrent with the acquisition, we changed our name to Printlux.com Inc. In consideration of the acquisition, we issued 7,016,624 common shares in our capital to the shareholders of Graffico Printers & Design Inc.

Our head office is located at 1282 Vernon Drive, Vancouver, British Columbia,V6A 4C9 Our registered and records office is located at 700 2nd Street, S.W., Suite 1400, Calgary, Alberta, T2P 4V5.

We  have  not  been  involved  in  any   bankruptcy,   receivership  or  similar
proceedings, nor have we been a party to any material reclassification, merger, consolidation or purchase or sale of a significant amount of assets.

Since our incorporation on December 4, 1995, we have incurred an accumulated deficit of $1,597,226 as at April 30, 2004. We have incurred net income of $12,291 for the year ended July 31, 2003. As we have a working capital deficiency of $328,294 as at April 30, 2004, our ability to continue as a going concern is dependent upon successful completion of additional financing, continuing support of creditors and upon our ability to attain profitable operations.

4.2.     Business Overview

We are a full-service print company that provides up-to-the-minute innovations in print, promotional and warehouse management services. We also provide the associated services of warehousing both printed and unprinted items such that customers can order the number and combination of items on an as-needed basis. We will then collate, pack, wrap and prepare the items for shipping either locally or internationally. Our subsidiary's business began in 1990 as a printing business operated by Raffi Khorchidian as a sole proprietorship.We have since expanded operations to meet the needs of clients by adding database management, warehousing, distribution, fulfillment, and inventory management to our services. Our services include:

         o ePOISE - an exclusive online review and ordering system o Imaging and plate preparation o Offset and digital printing o Bindery and finishing capabilities o Line of promotional items o Warehousing and fulfillment services o Customized shipping and inventory management systems

These services simplify our clients' printing needs by providing one-stop shopping, consistent job quality and customer service. We have developed and are continuing to test and improve technology to deliver online print services to existing and future clientele that require automated, customized and fully integrated solutions for their printing needs. Over the past five years, our clients have been using our on-line ordering software called ePOISE (electronic Print Ordering and Imaging System for the Enterprise).

We are continuing to upgrade the software's features, automation and integration as well as add robustness and scalability. ePOISE is currently at version 4 with many new features and capabilities. We intend to serve as an Internet based business-to-business print production and procurement/purchasing service in the North American commercial printing industry. We will offer an electronic commerce solution that automates the traditional commercial printing process and connects with the management systems of its customers. With our solutions, businesses will be able to access a customized, secure website, created solely for them, that contains a digital catalogue of all of their graphic materials. Interfacing through their custom websites, customers will be able to create, order, modify, proof, and financially manage their printed business products from any Internet enabled personal computer. Our solution will reduce the time associated with ordering printed business materials to a few minutes and typically deliver ordered materials to customers within six to ten working days. The highly automated nature of the customized website purchasing interface will also reduce the margin for human error involved in the purchase of custom products and result in further savings of time and money for our customers.

We do not anticipate abandoning the traditional business to focus strictly on business received through the online ordering channel. New online business is meant to augment the method in which orders are processed, while at the same time adding additional revenue from fulfillment services, distributed printing and print project management.

Integrated Processes for Efficiency and Performance

We intend to integrate business, production and communication processes across the entire supply network to give customers the full benefit of moving their graphic purchases online. Integration will allow both the suppliers of materials in the print process and clients to access our database. Suppliers can bid on job materials such as paper and the customer can access account balance and order history. We intend to incorporate direct payment methods such as Electronic Data Interchange into future versions of ePOISE.

Integration will be our core competency and is a competitive advantage over printers who have not developed similar or more advanced technologies. Advanced software programming to allow for integration with our online ordering solution is currently in development. We intend to unite the total supply network, which facilitates communication and collaboration. Our complete project creation and management processes keep information current and readily available, improving control and reducing errors. Furthermore, integrating product creation and product manufacturing allows users to manage change cycles efficiently. This ability to monitor changes up until the last minute before the production, speeds time to market while reducing errors at the same time.

Flexibility

Print buyers can start with a pilot project using low cost, low risk items such as business stationery. This allows them to audit the benefits first before moving to more complicated print applications or to additional business locations. Print buyers will be able to tailor the configuration of their Printlux.com ePOISE-enabled online ordering web application to meet the specific needs of individual offices, by turning capabilities on or off for specific product categories.

Products and Services

We employ the traditional order process for our bricks-and-mortar business. We are creating the technology necessary to let customers use the power of the Internet to automate their print ordering process. We provide an innovative, efficient and reliable way for businesses to order all of their diverse graphic materials. The efficiency of online ordering allows customers to initiate jobs with just a few keystrokes. Customers are able to access up-to-the-minute order status of reports at any time through any Internet enabled computer.

The web application software, ePOISE, is going through its evolutionary stages. Version I of this web application takes orders online. Alpha testing proved that the business and logical processes would work and development was completed in November, 1999 Under the Version I capability, once a company has been qualified as an ePOISE client, printed pieces are digitally catalogued on the customized client website, the online customer is then able to check print pricing, place an order, upload digital files, add type changes and view a text proof online. This can be completed in minutes. In the traditional order process this can take from one to five days.

Version II of the web application, which was to make the application scalable so that this solution can be offered to any size organization without exceeding the limitation of the web application. By adding scalability, extensive manual programming is not required every time a new client or a new feature is added to the web application. This reduced the cost of programming and brought new customers online within days instead of within weeks.

Version III of the web application adds soft proofing technology. This technology allows customers to instantly see a rendered representation of the finished printed product, so as to eliminate the time lag during the approval process prior to printing the job.

Version IV of the web application was designed to integrate the business processes of the bricks-and-mortar print shop with the digital front-end of the web application, with the objective of eliminating all of the errors associated with employees inputting orders.

In Version V of the web application, we will add data asset management technology. This technology will give clients the ability to store, manage and organize their digital files that are used for print product creation, for example digital files of corporate logos, brochure images and illustrations. The targeted date of completion for Version V will be the first quarter of 2005.

In Version VI of the web application we will add reporting features. These reporting features will include order history, buying patterns, cost analysis and budgeting reports. The targeted date of completion for Version VI will be the second quarter of 2005.

No industry regulatory approvals are required to achieve any of our stated business objectives. Approvals from securities regulatory authorities will be required for activities such as acquisitions and financings. Under our model, each client will access ePOISE web application as if they were accessing a secure and private website, custom designed and developed to reflect their unique ordering requirements and patterns. We will create an online catalogue of all customers' digital graphic assets and manage these assets for our clients. ePOISE will become the main contact with the client.

Our online print procurement model will offer many advantages over traditional print buying processes:

-----------------------------------------------------------------------------------------------------------------------
               Traditional Print Purchasing                               Printlux.com Print Procurement
-----------------------------------------------------------------------------------------------------------------------

           Rely on telephone & personal contact                             Order placement at any time
-----------------------------------------------------------------------------------------------------------------------

           Disjointed manual use of information                           Brand control of digital assets
-----------------------------------------------------------------------------------------------------------------------

                   Fax or courier proofs                          Online job editing & proofing reduces time lag
-----------------------------------------------------------------------------------------------------------------------

                   Printer must set type                             Direct customer input will reduce errors
-----------------------------------------------------------------------------------------------------------------------

        Client relies on printer for order history                        Real-time tracking & reporting
-----------------------------------------------------------------------------------------------------------------------

       Paper based ordering from multiple locations                          Central order management
-----------------------------------------------------------------------------------------------------------------------

        Remote printing requires manual processing                 North American wide production & distribution
-----------------------------------------------------------------------------------------------------------------------

               Costs proportionate to growth                           Scalability at small incremental cost
-----------------------------------------------------------------------------------------------------------------------

Our web-based solutions incorporate several services that address specific customer needs and inefficiencies in the traditional print industry supply chain. These services can be implemented individually or on an integrated basis, streamlining and reducing the cost of ordering, manufacturing and print procurement, being the process of tracking and replenishing printed material and products which have been previously inventoried.

We intend to populate future versions of ePOISE with corporate clients data. This will enable the customer's employees to access, modify, proof, procure and manage their printed materials online from any Internet-enabled personal computer. Through ePOISE, customers can purchase business cards, stationary, envelopes and general office materials, as well as color marketing materials.

Future versions of ePOISE will be built using proprietary automated tools and will provide a secure environment for storing the underlying graphic files and employee data that are needed to procure printed materials on a repeat basis. In addition, they will incorporate customer-defined ordering and authorization rules, as well as standardization procedures. These future versions of ePOISE will simplify purchasing, automate specific pre-press processes, and reduce opportunities for errors. This will result in the rapid delivery of consistent, high-quality printed business materials. Our in-house programming team intends to incorporate many unique benefits to gain a competitive advantage.

Intellectual Property and Other Proprietary Rights

We will rely primarily on a combination of copyright and trade secret laws, confidentiality procedures and contractual provisions to protect proprietary rights in our technology. Factors such as the technological skills of personnel, new product developments, frequent product enhancements, name recognition and reliable product maintenance are essential to establishing and maintaining a technological leadership position. We will seek to protect our software, documentation and other written materials under trade secret, copyright and patent laws, which afford only limited protection. We have not filed any copyright, trademark or patent applications with any agencies.

All employees are required to execute non-disclosure and non-competition agreements. Management believes that our current intellectual property rights are sufficient to carry on business as currently conducted. Management believes that there is a limited market for our software and that the majority of printers do not have the software competency or financial ability to effectively pirate our software codes.

Despite our efforts to protect any proprietary rights, unauthorized parties may attempt to copy aspects of its products or obtain and use information that we regard as proprietary. Policing unauthorized use of our products will be difficult and while we are unable to determine the extent to which piracy of our products exists or will exist, software piracy is not expected to be a persistent problem. In addition, the laws of some foreign countries do not protect proprietary rights as fully as do the laws of Canada and the United States. There can be no assurance that our efforts to protect its proprietary rights in Canada and the United States or abroad will be adequate or that competition will not independently develop similar technology.

4.3 Competition

The market for printed business materials is intensely competitive. We will compete primarily with local and regional printers, which are either independent or owned by print industry consolidators, and with other Internet-based print providers. The North American commercial industry is highly fragmented, with an estimated 32,000 local and regional commercial printers operating in 2004. These printers compete aggressively for business printing orders in the markets they serve. Traditional commercial printers often have long-standing relationships with customers. We face substantial challenges in convincing businesses to consider alternatives to their traditional printer. Printers typically have extensive local sales forces that regularly canvass and solicit business in the areas they serve. Commercial printers compete primarily on product pricing, product and service quality and, to a lesser extent, on innovation in printing technologies and techniques. To attract new customers and retain existing customers, we must compete effectively in each of these areas.

There is also substantial and growing competition from printing services brokers, which are companies that contract with businesses to select and procure printing services from a variety of printers. Brokers are able to offer customers a relatively wide variety of products and services and are often able to obtain favorable pricing for their clients by soliciting bids from a variety of printers. Like local and regional printers, printing services brokers often have long-standing customer relationships and extensive local direct sales sources.

There is increasing competition from other Internet-based companies that offer business printing services, as well as from others who may develop such services in the future. Potential developers of competing electronic commerce services may include consumer printing services providers, office service providers, equipment manufacturers and financial printers and publishers.

Certain other printers claim to offer online services, however the order they receive from their client stops as an email. Our online ordering solution is automated to integrate directly with the digital workflow of the print shop.

We are relying on public financing to implement its technology. Currently in the Vancouver area, the market for printed business materials is dominated by Rhino Prepress & Printing, Benwell Atkins Printing, Rainbow Press and Fedex Kinko's. iPrint.com, based near Silicon Valley, California, is an online print intermediary, meaning its technology is designed to automate and aggregate customer orders of any size. iPrint.com also private labels its print services technology for the business market to such companies as 3M, OfficeMax and Sir Speedy.

     4.4 Property and Equipment

We lease sales offices situated at 1282 Vernon Drive, Vancouver, British Columbia and manufacturing facilities situated at 1263 Clark Drive, Vancouver, British Columbia. Both premises are located in the same "light industrial complex" located outside the perimeter of the downtown area in Vancouver. Both premises are leased from 585272 B.C. Ltd. on a nine-year term expiring on April 30, 2009. The current monthly base rent is $6,271 per month. The lease is currently in good standing.

We own all of our printing equipment

     4.5 Management & Employees

As of the date of filing of this statement, we have 15 full-time employees.

Item 5.   Operating and Financial Review and Prospects

5.1.     Results of Operations

Although we were incorporated on December 4, 1995, we were essentially dormant until our common shares commenced trading on the Canadian Venture Exchange. We were listed on the Canadian Venture Exchange as a capital pool company on November 28, 1997. We did not commence business operations as a printing company until August 23, 2001, when we completed the acquisition of Graffico Printers & Design Inc.

Our financial statements have been prepared in accordance with Canadian Generally Accepted Accounting Principles on a going concern basis.

Revenue, Cost of Sales and Gross Margin

We derive substantially all our revenue from receiving orders through our online print services and traditional methods. We charge customers for the printed products they order in accordance with customer-specific pricing arrangements negotiated with each account. Orders ar e fulfilled through our network of approximately 12 vendors and our own facilities and shipped directly to customers under the Printlux brand. To date, we have derived the majority of our revenues from our online print services and traditional methods.

Total revenue from operations for the fiscal year ended July 31, 2003 was $ 1,705,498, while our costs of sales, consisting primarily of paper expenses and labor costs, was $1,004,988. In the fiscal year ended July 31, 2002, our revenue was $801,111 with cost of sales of $589,384. The dramatic increase in net revenue was a result of an increase in customers and orders in the current fiscal year.

 As a percentage of revenue, our cost of sales decreased from 73.6% in fiscal 2002 to 58.9% in fiscal 2003. This was primarily a result of our labor costs remaining constant in 2003 , a decrease in equipment repairs and maintenance and economies of scale created by the efficient utilization of available capacity.

In the nine-month period ended April 30, 2004 we generated $1,034,368 in revenue with a cost of sales of 729,550, for gross margin from operations of $304,818. As compared to the same period in fiscal 2003, revenue in the current fiscal year has fallen $232,519 and the cost of sales has fallen $13,839 due to a decrease in business due to general economic conditions. As a result, gross margin fell from $523,498 in the nine-month period ended April 30, 2003 to $304,818 in the comparative period in 2003.

General and Administrative Expenses

General and administrative expenses include the costs of sales and marketing efforts, rent and occupancy, salaries and employee benefits. These expenses for for the fiscal year ended July 31, 2003 totaled $691,164 and included $157,599 in administrative wages, $120,000 in management compensation, $72,625 in rent expense and $50,724 in amortization expense relating to our printing equipment, computer equipment, web page and office furniture.

In the fiscal year ended July 31, 2002, our general and administrative expenses totaled $937,878. These expenses decreased substantially in fiscal 2003 primarily due to a reduction in accounting and legal expenses (from $100,879 in 2002 to $22,840 in 2003) management compensation (from $187,824 in 2002 to $120,000 in 2003), advertising and promotion costs (from $43,147 in 2002 to $1,310 in 2003), bad debts (from $56,352 in 2002 to $29,188 in 2003). The reduction in legal and accounting costs in 2003 was primarily due to costs we incurred in fiscal 2002 in connection with the completion of our acquisition of our subsidiary.

Net Income (Loss)

For the fiscal year ended July 31, 2003, we realized a net income of $ 12,291 or $0. 01 per share as compared to a net loss of $ 616,453 or $0.05 per share as recorded in the previous fiscal year ended July 31, 2002. The realization of net income in fiscal 2003 was primarily due to an increase in gross margin from operations of $488,783 due to an expansion of our business operations, as well as a $246,714 decrease in general and administrative expenses.

In the nine-month period ended April 30, 2004, we incurred a net loss of $225,689, or $0.02 per share, as compared to net income of $4,119 or $0.001 per share in the comparative period in fiscal 2002. The negative change in our financial results was primarily due to a decrease in revenue from $1,266,887 in the nine-month period ended April 30, 2003 to $1,034,368 in the same period in 2004.

Assets and Liabilities

At July 31, 2003, we had current assets of $360,870 (2002 - $227,704) consisting of cash on hand of $20,261, accounts receivable of $310,023 and inventory
recorded  at  $30,586.   We  also  held   equipment,   furniture  and  leasehold
improvements recorded at $258,359 and goodwill recorded at $41,693. Our total assets were recorded at $662,950 (2002 - $596,498). At the same date, our liabilities totaled $469,396 (2002 - $415,235) and consisted of accounts payable and accrued liabilities of $339,396, bank indebtedness of $61,552, loans payable to a related party of $46,098, the current portion of an obligation under capital leases of $9,496, taxes payable of $9,444 and $3,410 in obligations under capital leases.

At April 30, 2004, our current assets totaled $550,165 (2003 - $662,950) and consisted of cash on hand of $28,501, accounts receivable of $189,801, inventory recorded at $30,586 and taxes recoverable of $3,144. We also held equipment, furniture and leasehold improvements recorded at $256,440 and goodwill recorded at $41,693. Our total assets were recorded at $550,165 (2003 - $662,950). At the same date, our liabilities totaled $582,300 (2002 - $469,396) and consisted of accounts payable and accrued liabilities of $422,760, bank indebtedness of $57,489, loans payable to a related party of $97,243, the current portion of an obligation under capital leases of $2,834, and $1,974 in obligations under capital leases.

5.2.     Liquidity and Capital Resources

Since our incorporation, we have funded our operations primarily through the sale of shares.
As at April 30, 2004, we had negative working capital of $328,294. Our viability is dependent on our ability to secure sufficient funding to finance operations to profitability, combined with our ability to increase revenues and improve operational and production efficiency.

On July 2, 2004, we announced that we were proceeding with a private placement consisting of the sale of 1,000,000 units in our capital at a price of $0.10 each. Each unit will consist of one common share and one 12-month non-transferable share purchase warrant. Each warrant will entitle the holder to acquire an additional common share of the Corporation for $0.12. The proceeds of the private placement will be used for general working capital. The private placement is subject to TSX Venture Exchange acceptance for filing.

Item 6.   Directors, Senior Management and Employees

6.1.     Directors and Senior Management

Directors:

Name of Director             Age
----------------------      -----
Raffi Khorchidian            38
Hagop Khorchidian            31
Garo Deyrmenjian             39
Shay Prasad                  36

Executive Officers:

Name of Officer                Age              Office
--------------------          -----             -------
Raffi Khorchidian               38          President & Chief Executive Officer
Hagop Khorchidian               31          Chief Technology Officer

The following describes the business experience of our directors and executive officers, including other directorships held in reporting companies:

Raffi Khorchidian

Mr. Khorchidian was the founder, sole director and sole shareholder of our subsidiary, Graffico Printers & Design Inc. from its formation in 1990 until we acquired it on August 23, 2001. He Has acted as our president, chief executive officer and as a director since this date and devotes substantially all of his business time to our affairs. Mr. Khorchidian is also the founder and president of rMedia Communications Inc., a private e-business company that has been in business since January 21, 1998.

Hagop Khorchidian

From February 1996 to present, Jack Khorchidian has acted as the chief technology officer of our subsidiary. After the acquisition of our subsidiary was completed on August 23, 2001, he became our chief technology officer as well. He presently devotes 80% to 100% of his business time to our affairs.

Shay Prasad

Mr. Prasad currently serves as a director of Printlux. Since November 1999, Mr. Prasad has been the vice-president of mergers, acquisitions and corporate finance of Look Communications Inc., a wireless broadband carrier company. From January 1999 to November 1999, he was vice-president of finance with Internet service provider, I.D. Internet Direct Ltd., an Internet service provider. From November 1995 to January 1999, he was vice-president of finance with Canada Internet Direct Inc., the sole operating unit of I.D. Internet Direct Ltd. Look Communications Inc., I.D. Internet Direct Ltd. and Canada Internet Direct Inc. are all reporting companies in British Columbia and Alberta.

Mr. Prasad is a Certified Management Accountant and member of the Certified Management Accountants Society of British Columbia. He is also a Certified Public Accountant certified by the State of Delaware and an elected member of the Financial Executives Institute of Canada.

Garo Dyremenjian

Formerly our president and chief executive officer from 1996 to 2001, Mr. Dyremenjian currently Acts as one of our directors. Since July 1998, he has been president and a director of J.D. Pacific Capital Group Ltd., a private investment company. He served as president of Platinum Pacific Investment Fund, a private investment fund, from 1996 to 1998; and was President of Quorum Fashion Emporium, a private retail company from 1990 to 1995.

6.2.     Compensation of Directors

We are required, under applicable securities legislation in Canada, to disclose to our shareholders details of compensation paid to our directors. The following fairly reflects all material information regarding compensation paid to our directors in our fiscal year ended July 31, 2003.

                           Summary Compensation Table
=======================================================================================================================

    Name and        Year            Annual Compensation                         Long-term Compensation
PrincipalPosition
-----------------------------------------------------------------------------------------------------------------------
                                                     Other
                               Salary       Bonus    Annual                 Awards               LTIP         All Other
                                                     Compensation                                payouts    Compensation
------------------------------------------------------------------------------------------------------------------------
                                                                                 Securities
                                                                    Restricted   Underlying
                                                                    Stock        Options/
                                                                    Awards       SAR's
------------------------------------------------------------------------------------------------------------------------

                    2003      $60,000        Nil        Nil           Nil            Nil          Nil          Nil

     Raffi
  Khordhidian


 President, CEO     2002      $60,000                                              628,000
   & Director

------------------------------------------------------------------------------------------------------------------------

Garo Deyrmenjian    2001        Nil          Nil        Nil           Nil       stock options     Nil          Nil


    Director
========================================================================================================================

Mr. Khordhidian was appointed President & CEO of the Corporation on August 23, 2001
Mr. Deyrmenjian resigned as President & CEO of the Corporation on August 23,
2001

6.3.     Board Practices

Raffi Khorchidian, Hagop Khorchidian, and Shay Prasad have all served as our directors since August 23, 2001. Garo Deyrmenjian has served as our director since November 27, 1997. The directors hold office until the next annual general meeting of the shareholders at which time they may stand for re-election. We are required to hold an annual general meeting once in every calendar year and not longer than thirteen months from the last annual general meeting.

Our audit committee is comprised of Shay Prasad, Garo Dyremenjian and Raffi Khorchidian . We have not appointed a remuneration committee.

6.4.     Employees

As of the date of filing of this statement we have 15 employees.

6.5.     Share Ownership of Directors and Officers

Our directors and officers own beneficially the following shares as of the date of this registration statement:
                                                      Percentage of Outstanding
                           Number of Shares Owned           Common Shares
                           ----------------------           -------------
Raffi Khorchidian                 7,087,624                     53.7%
Garo Deyrmenjian                  1,000,000                      7.6%
Hagop (Jack) Khorchidian            Nil                           Nil
Shay Prasad                         Nil                           Nil


The above percentages are based on the number of common shares issued and outstanding in our capital stock as of the date of this registration statement which is 13,191,624.


The following incentive stock options are outstanding to our directors and officers:

                          Shares that may be Purchased
                             Upon Exercise of Option
                             -----------------------

Raffi Khorchidian                     628,000
Garo Deyrmenjian                      300,000
Hagop (Jack) Khorchidian              628,000
Shay Prasad                            50,000

Item 7.    Major Shareholders and Related Party Transactions

7.1.     Beneficial Ownership

As used in this section, the term "beneficial ownership" with respect to a security is defined by Regulation 228.403 under the Securities exchange Act of 1934, as amended, as consisting of: (1) any person who, directly or indirectly, through any contract, arrangement, understanding, relationship or otherwise has or shares voting power (which includes the power to vote, or to direct the voting of such security) or investment power (which includes the power to dispose, or to direct the disposition of, such security); and (2) any person who, directly or indirectly, creates or uses a trust, proxy, power of attorney, pooling arrangement or any other contract, arrangement or device with the purpose or effect of divesting such person of beneficial ownership of a security or preventing the vesting of such beneficial ownership.

As of the date of this registration statement, 13,191,624 common shares were issued and outstanding. The Company is authorized to issue an unlimited number of common shares.

As of the date of this registration statement, the following persons known to the Company were the beneficial owner of more than five percent of the outstanding common shares of the Company.

         NAME                   NUMBER OF SHARES        PERCENTAGE OF TOTAL
         ----                   ----------------        -------------------
         Raffi Khorchidian         7,087,624                   53.7%
         Garo Deyrmenjian          1,000,000                    7.6%

There are no arrangements the operation of which at a subsequent date may result in a change in our control.

7.2.     Related Party Transactions

There are no transactions, which have materially affected or will materially affect the Company in which any director, executive officer or beneficial holder of more than 10% of the outstanding common stock, or any of their respective relatives, spouses, associates or affiliates, has had or will have any direct or material indirect interest except as follows:

- Commencing on May 1, 2000, we entered into a long term lease agreement regarding the premises with 585272 B.C. Ltd, a private company of which Raffi Khorchidian, our president and chief executive officer, is a director. During the year ended July 31, 2003, the rent expense incurred under the lease agreement totaled $72,625.

- We have received two loans from our president and chief executive officer, Raffi Khorchidian. The first loan of $26,098 bears interest at a rate of 9% per annum, compounded monthly and is repayable on July 27, 2004. The second loan of $20,000 bears interest at a rate of 12% per annum with no fixed terms of repayment. Both loans are unsecured.

Our bylaws provide that our directors or officers must disclose in writing to us the nature and extent of any interest he has in a material contract, or proposed material contract, with us. Such disclosure must be made immediately after the director or officer becomes aware of the contract or proposed contract. A director who is required to disclose an interest in a material contract or proposed material contract may not vote on any resolution to approve the contract except in very limited circumstances.

7.3.     Interests of Experts and Counsel


Our experts and counsel have no interest in our shareholdings.

Item 8.  Financial Information

8.1.     Legal Proceedings

To the best of our knowledge there are no legal or arbitration proceedings threatened, pending or in progress against us except the following: we have been named as a defendant in a Statement of Claim filed by Telus claiming unpaid amounts of approximately $35,000 relating to telephone services. We have counterclaimed on the basis that the wares provided were not of merchantable quality, whereby it has suffered loss and damages. As at July 31, 2003, no amount has been accrued in our accounts.

8.2.     Significant Changes


There have been no significant changes since the date of the audited financial statements included herein except:

- On July 2, 2004, we announced that we have agreed to a non-brokered private placement consisting of the sale of 1,000,000 units from our capital at a price of $0.10 each. Each unit will consist of one common share and one 12-month non-transferable share purchase warrant. Each warrant will entitle the holder to acquire an additional common share for $0.12. The proceeds of the private placement will be used for general working capital. The private placement is subject to TSX Venture Exchange acceptance for filing.

- We have amended the exercise price of the 1,675,000 outstanding share options to $0.15 per share from $0.50 per share.

- We announced that we have granted stock options to certain directors, officers and employees to purchase up to 700,000 common shares. The options are exercisable at a price of $0.15 per share and will expire in 2009.

Item 9.  The Offer and Listing

9.1.     Offer and Listing Details

Our common shares trade on the TSX Venture Exchange under the symbol "PLX". The following table sets forth the high and low closing prices in Canadian funds of our common shares traded on TSX Venture Exchange and its predecessors:

         Period                                      High              Low

         August 1, 1998 to July 31, 1999             $0.85            $0.10
         August 1, 1999 to July 31, 2000             $1.49            $0.25
         August 1, 2000 to July 31, 2001             $1.45            $1.40
         August 1, 2001 to July 31, 2002             $0.70            $0.05
         August 1, 2002 to July 31, 2003             $0.08            $0.025

         August 1, 2002 to October 31, 2002          $0.08            $0.04
         November 1, 2002 to January 31, 2003        $0.06            $0.03
         February 1, 2003 to April 30, 2003          $0.05            $0.04
         May 1, 2003 to July 31, 2003                $0.05            $0.025

         August 1, 2003 to October 31, 2003          $0.105           $0.025
         November 1, 2003 to January 31, 2004        $0.13            $0.065
         February 1, 2003 to April 30, 2003          $0.13            $0.085

         January, 2004                               $0.13            $0.065
         February, 2004                              $0.13            $0.095
         March, 2004                                 $0.12            $0.085
         April, 2004                                 $0.12            $0.09
         May, 2004                                   $0.09            $0.09
         June, 2004                                  $0.10            $0.10

Trading in our common shares was halted for trading between August 10, 2000 and August 28, 2001 pending the completion of our acquisition of our subsidiary.

We intend to apply to have our common shares quoted on the National Association of Securities Dealers over-the-counter electronic bulletin board. However, there is no certainty that such listing or any other stock exchange listing will occur.

Item 10. Additional Information

10.1.    Share Capital

Our authorized share capital consists of an unlimited number of common shares without par value. Our issued share capital as of the date of this registration statement is 13,191,624 fully paid common shares without par value.

    Effective August 23, 2001, we acquired 100% of the issued and outstanding common shares of Graffico Printers & Design ("Graffico") by issuing 7,441,624 common shares, including 425,000 common shares that we issued to an arm's length party as a finders fee.

 At July 31, 2002, the beginning of our most recently completed fiscal year, we had 13,191,624 common shares without par value issued and outstanding. During the fiscal year no additional shares were issued.

We do not hold any of our own shares.


         - our directors, officers and employees hold incentive stock options entitling them to acquire up to 1,675,000 common shares in our capital stock at an exercise price of $0.15. per share. All options expire on September 21, 2006;


During the past three years, we have issued the following common shares without par value in our capital stock:

         Common Shares

                                                                              NUMBER OF SHARES     CONSIDERATION
                                                                              ----------------- --------------------
        Balance, July 31, 2001                                                          1,000   $            10

        Adjustment to the number of shares issued and outstanding as a result of the reverse take-over transaction
             Graffico Printers & Design Inc.                                           (1,000)                -
             Printlux.com Inc.                                                      4,300,000                 -
                                                                              -----------------    -----------------
                                                                                    4,300,000                10
        Consolidation of the share capital on the basis of one
          post-consolidation common share for every two pre-consolidation
          common shares                                                            (2,150,000)                -
                                                                              -----------------    -----------------
                                                                                    2,150,000                10
        Fair value of  shares  issued  in  connection  with the  acquisition  of
          Graffico Printers & Design Inc.
                                                                                    7,441,624            97,370
        Public offering of common shares for cash (net of share issue costs
          of $332,289)                                                              3,600,000         1,467,711
                                                                              -----------------    -----------------

        Balance, July 31, 2002 and 2003                                            13,191,624   $     1,565,091
                                                                              =================    =================

All shares issued and to be issued in the future must be and have been approved by authorizing resolution consisting of a simple majority of our board of directors. All share issuances must also be approved by the TSX Venture Exchange.

10.2.    Bylaws and Articles of Association

We were incorporated under the Business Corporations Act of Alberta by registration of our articles of incorporation and bylaws. Pursuant to the provisions of the Business Corporations Act, a company may conduct any business that it is not restricted by the terms of its articles or bylaws from conducting. Our articles and bylaws contain no such restrictions.

Our directors are required to disclose to the board of directors the nature and extent of their interest in any proposed transaction or contract and must thereafter refrain from voting in respect thereof. An interested director may be counted in the quorum when a determination as to such director's remuneration is being considered but may not vote in respect thereof. The directors have an unlimited power to borrow money, issue debt obligations and mortgage or charge our assets provided such actions are conducted bona fide and in the best interests of the Company. There are no mandatory retirement ages for directors or any required shareholdings.

All holders of common shares are entitled to receive dividends out of assets legally available therefore at such times and in such amounts as the board of directors may from time to time determine. All holders of common shares will share equally on a per share basis in any dividend declared by the board of directors. The dividend entitlement time limit will be fixed by the board of directors at the time any such dividend is declared. Each outstanding common share is entitled to one vote on all matters submitted to a vote of our shareholders in general meeting. There are no cumulative voting rights attached to any of our shares and, accordingly, the holders of more than half of the shares represented at a general meeting can elect all of the directors to be elected in a general meeting. All directors stand for re-election annually. Upon any liquidation, dissolution or winding up, all common shareholders are entitled to share ratably in all net assets available for distribution after payment to creditors. The common shares are not convertible or redeemable and have no preemptive, subscription or conversion rights. In the event of a merger or consolidation, all common shareholders will be entitled to receive the same per share consideration.

The rights of shareholders may only be altered by the shareholders passing a special resolution at a general meeting. A special resolution may only be passed when it has been circulated to all shareholders by way of an information circular and then must be passed by seventy-five percent of the votes cast at the general meeting.

The board of directors may call annual and extraordinary general meetings when required. One or more shareholders holding in aggregate five percent or more of our issued shares may requisition an extraordinary meeting and the directors are required to hold such meeting within four months of such requisition. Only registered shareholders or persons duly appointed by proxy may be admitted to meetings unless otherwise permitted by the chairman of the meeting.

There are no national limitations or restrictions on the right to own our common shares.

There are no provisions in our bylaws or articles of association that would have the effect of delaying, deferring or preventing a change in control.

There are no provisions in our bylaws or articles of association that establish any threshold for disclosure of ownership. However, the Alberta Securities Commission requires that persons that are the registered owners of, and/or have voting control over 10% or more of our common shares must file insider reports disclosing securities holdings.

10.3.    Material Contracts

We have not entered into any material contracts other than in the ordinary course of business.

10.4.    Exchange Controls and other Limitations Affecting Security Holders

There is no law or governmental decree or regulation in Canada that restricts the export or import of capital, or affects the remittance of dividends, interest or other payments to a non-resident holder of common shares, other than withholding tax requirements. See "Item 10.5. Taxation"
                                                      ---------

There is no limitation imposed by Canadian law or by our constituent documents on the right of a non-resident to hold or vote common shares, other than are provided in the Investment Canada Act (Canada). The following summarizes the principal features of the Investment Canada Act (Canada).

The Investment Canada Act (Canada) requires certain "non-Canadian" individuals, governments, corporation or other entities who wish to acquire a "Canadian business" (as defined in the Investment Canada Act), or establish a "new Canadian business" (as defined in the Investment Canada Act) to file either a notification or an application for review with a governmental agency known as "Investment Canada". The Investment Canada Act requires that certain acquisition of control of Canadian business by a "non-Canadian" must be reviewed and approved by the Minister responsible for the Investment Canada Act on the basis that the Minister is satisfied that the acquisition is "likely to be of net benefit to Canada", having regard to criteria set forth in the Investment Canada Act. Only acquisitions of control are reviewable under the Investment Canada Act; however, the Investment Canada Act provides detailed rules for the determination of whether control has been acquired and, pursuant to those rules, the acquisition of one-third or more of the voting shares of a corporation may, in some circumstances, be considered to constitute an acquisition of control. Certain reviewable acquisitions of control may not be implemented before being approved by the Minister; if the Minister does not ultimately approve a reviewable acquisition, which has been completed, the acquired Canadian business must be divested. Failure to comply with the review provisions of the Investment Canada Act could result in, amongst other things, an injunction or a court order directing disposition of assets of shares.

10.5.    Canadian Federal Income Tax Consequences to United States
         Investors

A brief description of certain provisions of the tax treaty between Canada and the United States is included below, together with a brief outline of certain taxes, including withholding provisions to which United States security holders are subject under existing laws and regulations of Canada and United States; the consequences, if any, of state and local taxes are not considered. The following information is general and security holders are urged to seek the advice of their own tax advisors, tax counsel or accountants with respect to the applicability or effect on their own individual circumstances of not only the matters referred to herein, but also any state or local taxes.

Canadian federal tax legislation generally requires a 25% withholding from dividends paid or deemed to be paid to the Company's nonresident shareholders. However, shareholders resident in the United States will generally have this rate reduced to 15% through the tax treaty between Canada and the United States. The amount of stock dividends paid to non-residents of Canada will be subject to withholding tax at the same rate as cash dividends. The amount of stock dividend (for tax purposes) would generally be equal to the amount by which our stated capital has increased by reason of the payment of such dividend. We will furnish additional tax information to shareholders in the event of such a dividend. Interest paid or deemed to be paid on our debt securities held by non-Canadian residents may also be subject to Canadian withholding tax, depending upon the terms and provisions of such securities and any applicable tax treaty. Under present legislation in the United States, we are generally not subject to United States back up withholding rules, which would require withholding at a rate of 20% on dividends and interest paid to certain United States persons who have not provided us with a taxpayer identification number.

Gains derived from a disposition of shares of the company by a non-resident shareholder will be subject to tax in Canada only if not less than 25% of any class of our shares was owned by the nonresident shareholder and/or persons with whom the nonresident did not deal at arm's length at any time during the five-year period immediately preceding the disposition. In such cases gains derived by a U.S. shareholder from a disposition of our shares would likely be exempt from tax in Canada by virtue of the Canada-U.S. tax treaty.

ALL PROSPECTIVE INVESTORS ARE URGED TO CONSULT THEIR OWN TAX ADVISORS WITH RESPECT TO THE SPECIFIC TAX CONSEQUENCES OF PURCHASING THE COMMON SHARES.

10.6.    Documents on Display

         You may review a copy of our filings with the SEC, including exhibits and schedules filed with it, at the SEC's public reference facilities in Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. You may call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. The SEC maintains a Web site (HTTP://WWW.SEC.GOV) that contains reports, proxy and information statements and other information regarding registrants that file electronically with the SEC . Although we may make our filings with the SEC electronically as a foreign private issuer, we are not obligated to do so.

Item 11. Quantitative and Qualitative Disclosures About Market Risk

Not applicable.

Item 12. Descriptions of Securities Other than Equity Securities

         12.1     Warrants

There are no share purchase warrants in our capital outstanding. TSX Venture Exchange policy allows us to apply to reduce the exercise price of share purchase warrants provided that the warrant exercise price is higher than 75% of the market price for our common shares, none of our warrants has been exercised in the past six months and at least two weeks remain before the expiry date of the warrants. If we meet these conditions, we are entitled to reduce warrant exercise prices to a price equal to 75% of the market price for our common shares, subject to a minimum exercise price of $0.10.

If and whenever we subdivide our common shares into a greater number or consolidate our common shares into a lesser number, the exercise price shall be decreased or increased proportionately as the case may be. Upon any such subdivision or consolidation the number of common shares deliverable upon the exercise of the warrants shall be increased or decreased proportionately as the case may be.

12.2     Stock Options

 As of the date of this registration statement, a total of 1,675,000 incentive stock options are outstanding as follows:

--------------------------------------------------------------------------------------
       Name of Optionee          Number of
                                 Common
                                 Shares       Exercise     Effective      Expiry Date
                                 underlying    Price    Date of Grant    of Options
                                  Options
--------------------------------------------------------------------------------------
Raffi Khorchidian                628,000         $0.15     20-Sep-2001    20-Sep-2006


--------------------------------------------------------------------------------------
Garo Deyrmenjian                 300,000         $0.15     20-Sep-2001    20-Sep-2006


--------------------------------------------------------------------------------------
Hagop (Jack) Khorchidian         628,000         $0.15     20-Sep-2001    20-Sep-2006


--------------------------------------------------------------------------------------
Shay Prasad                      50,000          $0.15     20-Sep-2001    20-Sep-2006


--------------------------------------------------------------------------------------
Taline Giragosian                18,000          $0.15     20-Sep-2001    20-Sep-2006


--------------------------------------------------------------------------------------
Levon Khorchidian                15,000          $0.15     20-Sep-2001    20-Sep-2006


--------------------------------------------------------------------------------------
Ben Khorchidian                  12,000          $0.15     20-Sep-2001    20-Sep-2006


--------------------------------------------------------------------------------------
Elsie Isidoro                    12,000          $0.15     20-Sep-2001    20-Sep-2006


--------------------------------------------------------------------------------------
Ming To                          12,000          $0.15     20-Sep-2001    20-Sep-2006


-------------------------------- ----------- ---------- --------------- --------------


TSX Venture Exchange policy allows us to apply to reduce the exercise price of stock options provided that the stock option exercise price is higher than 75% of the market price for our common shares, none of our stock options has been exercised in the past six months and shareholder approval has been obtained with respect to stock options granted to insiders. If we meet these conditions, we are entitled to reduce stock option exercise prices to a price equal to 75% of the market price for our common shares, subject to a minimum exercise price of $0.10.

If and whenever we subdivide our common shares into a greater number or consolidate our common shares into a lesser number, the exercise price shall be decreased or increased proportionately as the case may be. Upon any such subdivision or consolidation the number of common shares deliverable upon the exercise of the warrants shall be increased or decreased proportionately as the case may be.


                                     PART II
                                     -------

Item 13. Defaults, Dividend Arrearages and Delinquencies

Not applicable

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds

Not applicable

Item 15. Controls and Procedures

Evalution of Disclosure Controls

We evaluated the effectiveness of our disclosure controls and procedures as of the end of the 2003 fiscal year. This evaluation was conducted with the participation of our chief executive officer and our principal accounting officer.

Disclosure controls are controls and other procedures that are designed to ensure that information that we are required to disclosed in the reports we file pursuant to the Securities Exchange Act of 1934 is recorded, processed, summarized and reported.

Limitations on the Effective of Controls

Our management does not expect that our disclosure controls or our internal controls over financial reporting will prevent all error and fraud. A control system, no matter how well conceived and operated, can provide only reasonable, but no absolute, assurance that the objectives of a control system are met. Further, any control system reflects limitations on resources, and the benefits of a control system must be considered relative to its costs. These limitations also include the realities that judgments in decision-making can be faulty and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people or by management override of a control. A design of a control system is also based upon certain assumptions about potential future conditions; over time, controls may become inadequate because of changes in conditions, or the degree of compliance with the policies or procedures may deteriorate. Because of the inherent limitations in a cost-effective control system, misstatements due to error or fraud may occur and may not be detected.

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

Conclusions

Based upon their evaluation of our controls, the chief executive officer and principal accounting officer have concluded that, subject to the limitations noted above, the disclosure controls are effective providing reasonable assurance that material information relating to us is made known to management on a timely basis during the period when our reports are being prepared. There were no changes in our internal controls that occurred during the quarter covered by this report that have materially affected, or are reasonably likely to materially affect our internal controls.

Item 16A.         Audit Committee Financial Expert


We do not have an audit committee financial expert serving on our audit committee.

                                    PART III


Item 17. Financial Statements

Our audited financial statements include:

-        our consolidated balance sheet as at July 31, 2003 and July 31, 2002;

- the following statements for the fiscal years ended July 31, 2003 and 2002:

-        consolidated statements of operations and deficit

-        consolidated statements of cash flows; and

All of these were prepared by our independent accountant, Morgan & Company, Chartered Accountants.

The financial statements are prepared in accordance with generally accepted accounting principles in Canada and are reconciled to United States generally accepted accounting principles in Note 16. All figures are expressed in Canadian dollars.

Our unaudited financial statements include:

-        our consolidated balance sheet as at April 30, 2004 and July 31, 2003;

- the following consolidated statements for the fiscal years ended July 31, 2003 and 2002:

-        consolidated statement of loss and deficit

-        consolidated statement of cash flows; and

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

These were prepared in accordance with interim reporting requirements under United States generally accepted accounting principles.

Item 18. Financial Statements

         See "Item 17 Financial Statement"
                      -------------------


Item 19. Exhibits

Exhibit 1:        Financial Statements

Exhibit 2:        Certificate of Incorporation

Exhibit 3:        Bylaws

Exhibit 4:        Articles of Association, as amended

Exhibit 5:        List of Subsidiaries

Exhibit 6:        Consent of Morgan & Company, Chartered Accountants

Exhibit 31.1: Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 31.2: Certification pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 32.1: Certification of Chief Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

Exhibit 32.2: Certification of Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002

                                    SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly cause and authorized the undersigned to sign this statement on its behalf.



                                PRINTLUX.COM INC.


Dated:  August 13, 2004
                            By: /s/ Raffi Khorchidian
                            -----------------------------
                            Raffi Khorchidian, President



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